EXHIBIT 99.1

NewsRelease

TransCanada Mainline Interim Tolls Approved by
National Energy Board

CALGARY, Alberta – February 28, 2011 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) announced it has received approval from the National Energy Board (NEB) for revised interim tolls for its Canadian Mainline natural gas transmission system effective March 1, 2011.

“We are pleased with the National Energy Board’s decision,” said Russ Girling, TransCanada’s president and chief executive officer.  “The Mainline continues to be a critical piece of North American natural gas transmission infrastructure that will be needed for years to come.

“The interim tolls will allow for collection of revenues that will more closely reflect TransCanada’s costs and forecast throughput in 2011,” added Girling.  “TransCanada will continue to work with its stakeholders on an arrangement that improves the competiveness of the Canadian Mainline and the Western Canadian Sedimentary Basin.”

Under the approved interim tolls, long haul service from Empress, Alberta to Dawn, Ontario will be $1.89 per gigajoule (GJ).  Two adjustments will be made to the existing 2007-2011 settlement resulting in a lower revenue requirement and therefore lower interim tolls:

·	Deferring the recovery of approximately $237 million of under-collected 2010 Mainline revenues.
·	A $31 million reduction that represents the shippers’ share of forecast operations and maintenance savings in 2011.

Without these adjustments, the toll for long haul service from Empress, Alberta to Dawn, Ontario would otherwise have been $2.35 per GJ under the existing Mainline settlement.

As part of its approval, the NEB stated in its letter it expects TransCanada to file an application for final Mainline tolls by noon on May 2, 2011.

With more than 50 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and oil pipelines, power generation and gas storage facilities. TransCanada’s network of wholly owned natural gas pipelines extends more than 60,000 kilometres (37,000 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent’s largest providers of gas storage and related services with approximately 380 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns, or has interests in, over 10,800 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America’s largest oil delivery systems. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. For more information visit: www.transcanada.com

Forward-Looking Information
This news release may contain certain information that is forward looking and is subject to important risks and uncertainties. The words "anticipate", "expect", "believe", "may", "should", "estimate", "project", "outlook", "forecast" or other similar words are used to identify such forward-looking information. Forward-looking statements in this document are intended to provide TransCanada securityholders and potential investors with information regarding TransCanada and its subsidiaries, including management’s assessment of TransCanada’s and its subsidiaries’ future financial and operations plans and outlook.  Forward-looking statements in this document may include, among others, statements regarding the anticipated business prospects, projects and financial performance of TransCanada and its subsidiaries, expectations or projections about the future, and strategies and goals for growth and expansion. All forward-looking statements reflect TransCanada’s beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among others, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the operating performance of TransCanada’s pipeline and energy assets, the availability and price of energy commodities, capacity payments, regulatory processes and decisions, changes in environmental and other laws and regulations, competitive factors in the pipeline and energy sectors, construction and completion of capital projects, labour, equipment and material costs, access to capital markets, interest and currency exchange rates, technological developments and economic conditions in North America. By its nature, forward-looking information is subject to various risks and uncertainties, which could cause TransCanada's actual results and experience to differ materially from the anticipated results or expectations expressed. Additional information on these and other factors is available in the reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission (SEC). Readers are cautioned to not place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release or otherwise, and to not use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

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